EXHIBIT 3.3

BY-LAWS

of the limited liability company

“B.R.C. S.r.l.”

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Article 1 – COMPANY NAME

A limited liability company is established under the name of “B.R.C. S.r.l.”.

Article 2 – OBJECT

The company has the following object:

•	to take shareholdings in companies, with the exception of any financial activity with respect to the public;

•	to engage in borrowing, unsecured and/or mortgage loans to finance the corporate business;

•	to grant loans also through suretyships in favour of the companies in which it holds an interest;

•	to purchase, sell, lease immovable property;

•	to construct, repair, maintain and restructure buildings generally, both for own account and on behalf of third parties.

Exception is expressly made as regards the raising of savings deposits, and all operations set forth in section 2 of r.d.l. (royal decree-law) 375 dated 12/3/1936, converted with amendments by law 141 dated 7/3/1938.

Article 3 – REGISTERED OFFICE

The company’s registered office is in Cherasco, at Via La Morra no. 1.

Article 4 – DURATION

The company’s duration is fixed up until 31 December 2100, but may be extended or dissolved in advance by resolution of the shareholders’ meeting.

Article 5 – SHARE CAPITAL

The company’s share capital shall be EURO 1,500,000.= (one million five hundred thousand) divided into quotas in multiples of ONE EURO pursuant to article 2474 of the Italian Civil Code, and may be increased or decreased as provided by law.

Article 6 – CIRCULATION OF SHARES

The shares shall be transferable for reasons of inheritance and freely by deed between living persons in favour of shareholders.

In other cases, pre-emptive rights on shares must be offered beforehand to the other shareholders, as they appear from the company shareholders’ book, through notice to same by registered letter with return receipt, containing the sale proposal and the price requested.

Within thirty days of receipt of the proposal the other shareholders shall be obliged, under penalty of forfeiture, to notify the seller by registered letter with return receipt, if they intend to exercise their right of pre-emption, and buy the shares at the proposed price, or at the price set by a board of arbitration comprising 3 members one of which appointed by the seller, one by the buyers and the third by the first two arbitrators, or failing agreement, the appointment of the third arbitrator shall be referred to the Chairman of the Cuneo Chamber of Commerce & Industry.

Such board of arbitration shall announce its decision within one hundred and fifty days from the appointment of the third arbitrator regarding the price of the shares for sale and, by reason of its mere arbitrariness, the expert opinion of same shall be final and binding for the parties.

Payment to the selling shareholder shall be made, without interest, within sixty days of communication of the expert opinion.

Should the board fail to disclose its opinion within the established term, the seller shall be free to proceed with the sale at the conditions notified to the other shareholders by registered letter with return receipt.

Exercise of the right of pre-emption shall refer globally to all the shares offered for sale. In the event that such right is exercised by more than one shareholder, unless agreed otherwise, they shall purchase the shares offered in proportion to those already held.

In the event that there are no acceptances from the other shareholders to the above proposal for sale, the seller shall be free to sell the shares to third parties at the terms and conditions notified; moreover, if the sale is not concluded within six months of the proposal, he shall be obliged to renew the offer to the other shareholders based the same procedure described above.

Transfer of the shares to third parties, without complying with the aforesaid procedure, shall have no validity for the company.

Article 7 – VOTING

Quota-holders shall have one voting right for each EURO of quota held.

GENERAL MEETING

Article 8

The ordinary and extraordinary general meetings, legally called and duly constituted, shall represent the entire body of quota-holders and the resolutions passed in accordance with the law and these by-laws shall be binding for all shareholders, including those not in attendance, the dissenters and any assignees of same.

Article 9

The general meeting shall be convened at the registered office or at such place as shall be indicated in the calling notice, provided it shall be in Italy, in compliance with article 2484 of the Italian civil code.

Failing such formality, the general meeting shall be validly constituted whenever the entire share capital is represented and all the directors and statutory auditors, if appointed, are in attendance.

Article 10

Each shareholder entitled to attend the general meeting may be represented by another person, by means of written proxy. Representation at the general meeting may not be entrusted to directors, statutory auditors or employees of the company, or to its subsidiaries, or to the directors, statutory auditors or employees of same, or of credit concerns or institutions.

In particular, legally constituted bodies and companies may be represented, in addition to persons having powers of representation, also by a holder of written proxy even in the form of a simple letter signed by the party legally represented.

Article 11

The ordinary general meeting must be called at least once each year within four months of the close of the company’s accounting period; where required by special circumstances, it may be called within six months.

The call notice for the general meeting may indicate a second call for another day. In second call the general meeting shall pass resolutions based on the same majority established for the first.

Article 12

The general meeting shall be chaired by the Sole Director or by the Chairman of the Board of Directors, or, in their absence, by such other person as shall be designated by the general meeting.

The meeting shall also appoint a secretary, who need not be a shareholder, and, if requested by the chairman, it shall appoint two scrutinisers from among the shareholders.

Article 13

The ordinary general meeting shall pass resolutions based on the favourable vote of a number of shareholders representing the majority of share capital.

Article 14

The extraordinary general meeting shall pass resolutions based on the favourable vote of a number of shareholders representing at least sixty percent of share capital.

Article 15

In the event that the shareholders attending the general meeting fail to represent the required percentage of capital, the general meeting must be reconvened.

Resolutions passed by the general meeting shall be recorded in the form of minutes signed by the Chairman of the meeting and by the secretary or notary public, subject to the cases where participation of the notary public is required by law.

MANAGEMENT

Article 16

The company may be managed by either a sole director or a Board of Directors comprising not less than three or a maximum of eleven members.

The directors do not need to be shareholders.

The first period of office for the Board of Directors shall continue up until the thirtieth of September of the year two thousand and seven (30/09/2007) and thereafter the period of office shall have a duration of three years.

Directors may be re-appointed.

Article 17

The Sole Director shall be vested with full powers for the company’s ordinary and extraordinary management, having within his sphere of competence all that according to law and these by-laws is not expressly reserved for the general meeting.

The general meeting shall have the right at any time to replace the Sole Director with a Board of Directors or the latter with a Sole Director.

Article 18

If, due to resignation or other causes, the number of directors should be reduced by more than half, the entire board shall be considered to have expired and the general meeting must be convened without delay to appoint all directors.

Article 19

The Board of Directors shall be vested with full powers for the company’s ordinary and extraordinary management having within its sphere of competence all that the law and these by-laws does not expressly reserve for the general meeting.

The Board of Directors shall therefore have utmost power to approve without distinction all operations coming under the company’s business purpose, and shall have the acknowledged right to determine, with full powers and with unquestionable opinion, which actions and operations shall come within the scope of application of the company’s activity even restricting same only to certain of the actions and operations or series of actions and operations included in the company’s object.

Article 20

The Board of Directors shall meet at the place indicated in the call notice each time that the chairman or, in the absence or impediment of same, his nominee, shall deem it necessary.

The Board shall be convened by means of registered letter, to be sent at least eight days prior to the date set for the meeting or, in case of urgency, by telegram of fax to be sent to each director at least two days beforehand.

For the resolutions of the Board of Directors to be valid requires the actual presence and favourable vote of an absolute majority of its members.

The Board of Directors shall be chaired by the Chairman or, in his absence, impediment or resignation, by such person as shall be designated by the majority vote of attendees.

The resolutions of the Board of Directors shall be recorded in the appropriate minutes’ book and validated with the signature of the Chairman of the meeting and the secretary.

Article 21

The Board of Directors may delegate its powers to one or more of its members, establishing the limits for such delegation. The powers set forth in articles 2423-2443-2446 and 2447 of the Italian civil code may not be delegated.

Article 22

Without the need for any empowering resolution on the part of the Board of Directors, the legal representatives may separately so perform the following actions:

a) - company signature:

to sign all the company’s normal correspondence and all documents pertaining to the company as listed below, preceded by the name of the company and their respective titles;

b) - contracts of employment and administration:

to hire, suspend or dismiss managers, employees with responsibilities, clerical staff and workers, establishing and changing their respective duties and salaries;

c) - contracts generally

to enter into and cancel any contract relating to the company’s ordinary management, including the acquisition of shareholdings in companies, for an amount not to exceed EURO 100,000 (one hundred thousand) per individual transaction;

d) - purchase and sale

to purchase, sell, exchange business-operating movable assets and vehicles up to the maximum amount of EURO 100,000 (one hundred thousand), setting prices, terms and conditions, granting rebates and discounts where appropriate; to perform all necessary formalities with the Pubblico Registro Automobilistico (Motor Vehicles Registry) and every other relevant office;

e) - collections and receipts

to demand and collect all sums in any way or for whatever reason due to the company issuing the relevant receipts and quittances on account and in full; to collect from the Post Office, railways, transport companies and firms, correspondence, registered and insured letters, parcels, packages and various items issuing receipts with the relevant discharges;

f) - bank and financial transactions

at any bank or other lending institution, with the Bank of Italy, Savings Banks (Casse di Risparmio), Credit Societies (Banche Popolari), Cooperative Credit Banks (Banche di Credito Cooperativo), Savings and Loans Banks (Casse Depositi e Prestiti) and National Debt Offices, to enter into contracts for opening and/or closing current accounts, loans, discounting agreeing the terms and conditions for same; to make deposits to bank current accounts; to make withdrawals from bank current accounts even by way of payment orders;

g) - insurance

to enter into contracts with Insurance companies or agencies, signing the relevant policies, with authority to carry out any applicable formality and, in the event of a claim, to reach agreements for settlement of damages and compensation;

h) - relationships with the Public Administration

to represent the company before the Public Administration, Local Authorities, Chambers of Commerce, welfare and health Authorities, to perform any formalities or operations, signing and filing applications, petitions, documents of any kind stipulating deeds and contracts, making and withdrawing guarantee deposits with Ministries, the National Debt Offices, the Casse Depositi e Prestiti, the Revenue Office, the Customs Offices, the Municipalities, Provinces, Regions and all other public offices or authorities, to represent the company before any auditing or social security body or industry association;

i) - contracts

to bid for contracts, auctions and restricted tenders with private firms and public, state, regional and local authorities and with any other Public Administration; to set up and withdraw the prescribed deposits, submitting, modifying and withdrawing proposals and, generally, performing all other procedures and formalities;

j) - tax-related powers

to represent the company in all matters pertaining to taxes, dues and contributions, accepting and rejecting assessments and filing petitions, claims, records and documents before any authority or commission, to accept reimbursements and collect same, to propose settlements.

Without any authorising resolution on the part of the Board of Directors, two of the directors empowered to legally represent the company may, by joint signature, perform the actions set forth in letters “c” and “d” for unlimited amounts.

Article 23 – LEGAL REPRESENTATION

Representation of the company with respect to third parties and the company signature shall fall to the Sole Director, where appointed, the Chairman of the Board of Directors and each of the Managing Directors, within the limits of the powers assigned to them.

Article 24 – COURT REPRESENTATION

Representation of the company before a court shall fall to the Sole Director, or to the Chairman of the Board of Directors.

Article 25 – REMUNERATION OF THE BOARD MEMBERS

The Sole Director and the members of the Board of Directors shall be entitled to receive reimbursement of expenses incurred by way of their office. The general meeting may also assign to the Sole Director and to the members of the Board of Directors a salary and/or fee and an office allowance to be paid upon termination of same, to be accrued by the company based on annual amounts as determined by the ordinary general meeting, between zero and fifteen percent (inclusive) of the annual fee. Such annual amount may be accrued with an insurance company or similarly allocated to other forms of investment.

Article 26 – BOARD OF AUDITORS

The Board of Auditors shall be appointed in accordance with article 2488, paragraphs 1 and 2, of the Italian civil code.

FINANCIAL STATEMENTS – PROFITS

Article 27

The company accounting period shall close on December 31st of each year.

Article 28

The net balance sheet profit shall be allocated as follows:

•	5% (five percent) to the legal reserve fund pursuant to article 2428 of the Italian civil code until same shall have reached one fifth of share capital;

•	the remaining profit to shareholders in proportion to the quotas held, unless the General Meeting approving the financial statements resolves to defer distribution of all or part of the profits to subsequent periods.

Payment of the dividends shall take place in the ways, places and subject to the conditions established by the administrative body.

Dividends not collected within five years of the day on which they become payable shall become statute-barred in favour of the company.

Article 29 – DISSOLUTION

If at any time and for any reason it should be decided to dissolve the company, the extraordinary general meeting shall resolve the procedures for liquidation and appoint one or more liquidators, establishing their powers.

Article 30 – ARBITRATION CLAUSE

Any disputes arising between the company and the shareholders, or among the shareholders in connection with matters pertaining to the company, the directors and the liquidators as a result of these by-laws shall be referred to a board of arbitration comprising three members.

Two members of the board shall be individually appointed by the parties and the third, in the capacity of chairman, by the arbitrators so appointed.

If there is a delay of more than thirty days from the written request, in appointing one of the arbitrators or in case of disagreement as regards the appointment of the chairman lasting beyond the said term of thirty days, the missing elements shall be appointed by the Chairman of the Cuneo Chamber of Commerce & Industry at the request of even just one party.

The Board of Arbitration shall function with powers of amicable compounder and shall also decide on the expenses and fees due to the arbitrators.

Article 31 – JURISDICTION

The Court of Alba shall have exclusive jurisdiction.

Article 32 – FINAL CLAUSES

For any matter not covered in these by-laws, the relevant legal provisions shall apply.